January 8, 2010

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Reynolds:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated December 30, 2009, regarding the review by the staff of the Securities and Exchange Commission (“SEC”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. Lincare appreciates the staff’s assistance in complying with the applicable disclosure requirements to enhance the disclosure of financial information in the Company’s filings.

Please note that where the context requires, the term “Company” refers to Lincare Holdings Inc. and its consolidated subsidiaries. For your convenience, the SEC’s comment is set out in bold lettering immediately preceding the Company’s corresponding response.

The Company provides the following responses to the items contained in the staff’s letter to Lincare:

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

1.	We note you have concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company is recorded, processed, summarized and reported within the required time periods. Please tell us and expand your conclusion in future filings to disclose, if true, that you concluded your disclosure controls and procedures were effective in timely alerting your chief executive officer and chief financial officer to material information required to be included in your periodic SEC filings. Alternatively, you may simply conclude that your disclosure controls and procedures were effective. Refer to Exchange Act Rule 13a-15(e).

Company Response:

The Company confirms that its Chief Executive Officer and Chief Financial Officer, Messrs. Byrnes and Gabos, respectively, concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in its periodic reports filed or submitted under the Exchange Act were (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to its management, including Messrs. Byrnes and Gabos, to allow their timely decisions regarding required disclosure.

In future filings under the Exchange Act, the Company will expand its disclosure language pertaining to the Chief Executive Officer’s and Chief Financial Officer’s conclusion that its disclosure controls and procedures were effective as of the period covered by the report.

Specifically, the Company expects future disclosure language to be as follows:

“The Company has conducted an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.”

Exhibits, page 43

2.	It appears that certain exhibits [e.g., Exhibits 10.70(D), Exhibits 10.60(G) and 10.68(R)] are not complete. We note, for example, that various schedules and exhibits seem to be missing from Exhibit 10.70(D); and none of the schedules to Exhibits 10.60(G) and 10.68(R) appear to have been filed. In your next periodic report, please file executed agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Company Response:

The Company will include the aforementioned executed agreements in their entirety as exhibits to its next periodic report, expected to be its Annual Report on Form 10-K to be filed with the Securities and Exchange Commission within 60 days after the end of its fiscal year ended December 31, 2009.

General

In providing its response to the SEC’s comment to its filing, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter. Lincare appreciates the staff’s review of its financial statement disclosures and thanks you for the opportunity to respond to your comments.

Sincerely,

/s/ Paul G. Gabos
Paul G. Gabos
Chief Financial Officer